77E                         Legal Proceedings


                     PIMCO Funds: Multi-Manager Series

Subsequent Events

On February 16, 2004, PEA Capital LLC ("PEA Capital") agreed to pay $1,412,795.21, $33,728.05, $8,324.24 and $161,890.50 to, respectively, the PEA
Growth Fund, the PEA Opportunity Fund, the PEA Innovation Fund and the PEA Target Fund. The payments were made following the Trust's Independent Trustees informing PEA Capital, on February 10, 2004, of certain conclusions they had reached following an extensive independent investigation into certain short-term trading in Funds sub-advised by PEA Capital. These amounts represent profits that might otherwise have been realized by Fund shareholders as well as PEA Capital's decision to rebate all fees earned on assets of the short-term trader invested in the Funds (or their predecessors) and other collective investment advisory vehicles managed by PEA Capital. The PEA Capital payments were not greater than or equal to half of 1% of the net asset value of any Fund.

On February 12, 2004, the staff of the Securities and Exchange Commission (the "Commission") informed PIMCO Advisors and PEA Capital that it intended to recommend that the Commission bring civil and administrative actions against PIMCO Advisors and PEA Capital seeking a permanent injunction against violations of certain provisions of the federal securities laws, disgorgement plus prejudgment interest and civil penalties in connection with the Commission staff's investigation of "market timing" and related trading activities. There is a substantial likelihood that the Commission will bring these actions. On February 17, 2004, the Attorney General of the State of
New Jersey filed a complaint alleging, among other things, that PEA Capital, PIMCO Advisors Distributors LLC ("PAD") and certain affiliates had failed to disclose that they improperly allowed certain hedge funds to engage in "market timing" in the PEA Growth Fund, the PEA Opportunity Fund, the PEA Innovation Fund, the PEA Target Fund and certain other affiliated funds. PIMCO Advisors, PEA Capital, PAD, various of the Funds and their sub-advisers and certain of their affiliates have also been named as defendants in a putative class action lawsuit filed in U.S. District Court, District of New Jersey, on February 20, 2004, relating to the same facts that are the subject of these regulatory proceedings. The lawsuit seeks unspecified compensatory damages.

In November 2003, the Commission settled an enforcement action against an unaffiliated broker-dealer relating to the undisclosed receipt of fees from certain mutual fund companies in return for preferred marketing of their funds and announced that it would be investigating mutual funds and their distributors generally with respect to compensation arrangements relating to the sale of mutual fund shares. In that connection, PIMCO Advisors, PAD and other affiliates are under investigation by the Commission relating to directed brokerage and revenue-sharing arrangements. PIMCO Advisors, PEA Capital, various of the Funds and their sub-advisers and certain of their affiliates also have been named as defendants in a putative class action lawsuit that challenges the Funds' brokerage and distribution arrangements, including revenue sharing arrangements. The complaint, filed in U.S. District Court, District of Connecticut, on February 17, 2004, generally alleges that the Funds' investment adviser inappropriately used Fund assets to pay brokers to promote the Funds by directing Fund brokerage transactions to such brokers and did not fully disclose such arrangements to shareholders. The lawsuit seeks unspecified compensatory damages. In addition, the Attorney General of the State of California has publicly announced an investigation into the matters referenced above.

It is possible that these matters and/or other developments resulting from these matters could result in increased Fund redemptions or other adverse consequences to the Funds.